UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Premiere Publishing Group, Inc.
(Name of Issuer)

Common Shares, $0.001 Par Value Per Share
(Title of Class of Securities)

74060M103
(CUSIP Number)

Totowa Consulting Group, Inc.
264 Union Blvd, First Floor, Totowa, NJ 07424
(973) 956-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2007
(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  74060M103                                    13D                                         Page 2 of 8 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          Totowa Consulting Group, Inc.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          26-0671921

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
          (a) [X]
          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: PF and OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E): [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: State of Nevada, United States of America

7.       SOLE VOTING POWER: 27,000,000 Shares

8.       SHARED VOTING POWER: 0 Shares

9.       SOLE DISPOSITIVE POWER: 27,000,000 Shares

10.     SHARED DISPOSITIVE POWER: 0 Shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  28,000,000 Shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*: [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.02%

14.     TYPE OF REPORTING PERSON*: CO

CUSIP No.  74060M103                                    13D                                         Page 3 of 8 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          Omar Barrientos

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
          (a) [X]
          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: PF and OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E): [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: State of Nevada, United States of America

7.       SOLE VOTING POWER: 1,000,000 Shares

8.       SHARED VOTING POWER: 0 Shares

9.       SOLE DISPOSITIVE POWER: 1,000,000 Shares

10.     SHARED DISPOSITIVE POWER: 0 Shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  28,000,000 Shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*: [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.85%

14.     TYPE OF REPORTING PERSON*: CO

CUSIP No.  74060M103                                    13D                                         Page 4 of 8 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to common shares, $0.001 par value (the “Common Shares”), of Premiere Publishing Group, Inc., a corporation organized under the laws of Nevada (the “Issuer”).  The Issuer’s principal executive office and mailing address is 217 Broadway, Suite 412, New York, NY 10007.

ITEM 2. IDENTITY AND BACKGROUND

(a)       This Schedule 13D is being filed on behalf of Totowa Consulting Group, Inc. (“TCGI”), a corporation incorporated in the State of Nevada, and Omar Barrientos (“Barrientos”) (Barrientos together with TCGI, the “Reporting Persons”).

(b)       Reporting Persons’ business address is 264 Union Blvd, First Floor, Totowa, NJ 07424.

(c)       The present principal business of TCGI is providing general business consulting services to other business organizations.  Barrientos is Director and President of TCGI.

(d)       During the last five years, Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f)       Barrientos is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons received their shares reported herein as compensation for services rendered and to be rendered pursuant to the terms of a Consulting Agreement dated August 15, 2007.

All of the shares of Reporting Persons are subject to a right of registration pursuant to the terms of an Investors Rights Agreement dated August 15, 2007 between the Issuer and TCGI.  The Investors Rights Agreement also includes a preemptive right to purchase additional voting securities from the Issuer in the event the Issuer issues additional voting securities at any time during the seven year term of the Investors Rights Agreement in a number sufficient for the Reporting Persons to maintain ownership of Reporting Person’s ownership percentage of 51.87% but in no event to be not less than 51.00%.  The Consulting Agreement and the Investors Rights Agreement each dated August 15, 2007 were filed as Exhibits 10.1 and 10.2 with the Form 10-QSB filed by the Issuer with the Commission on September 14, 2007 (Commission file number 000-52047).

ITEM 4. PURPOSE OF TRANSACTION

TCGI has been engaged to provide Issuer with consulting services related to debt consolidation, debt renegotiation and settlement, cash management and business operation.  Such services may include advice regarding the disposition of assets, the recapitalization of the Issuer or other changes to the business of the Issuer.

CUSIP No.  74060M103                                    13D                                         Page 5 of 8 Pages

As of the time of filing this Schedule 13D:

(a)       The Reporting Persons have no other plans for the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b)       The Reporting Persons have no other plans for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries other than as herein disclosed;

(c)       The Reporting Persons have no other plans for sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries other than as herein disclosed;

(d)       The Reporting Persons have no other plans for any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than as herein disclosed;

(e)       The Reporting Persons have no other plans for any material change in the present capitalization or dividend policy of the Issuer other than as herein disclosed;

(f)       The Reporting Persons have no other plans for any change in the Issuer's charter or by-laws that may impede the acquisition of control of the Issuer by any person other than as herein disclosed;

(g)       The Reporting Persons have no other plans for causing a class of the Issuer's securities to cease to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association other than as herein disclosed;

(h)       The Reporting Persons have no other plans for a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 other than as herein disclosed; or

(i)       The Reporting Persons have no other plans for any action similar to any of those enumerated above other than as herein disclosed.  In the future, the Reporting Persons may undertake various actions or initiatives from time to time. Subject to applicable law and regulation and depending upon various conditions including, the financial performance of the Issuer, the availability and price of Common Shares, and other general market and investment conditions, those actions may include:
  acquiring additional Common Shares, through open market purchases or otherwise;

  selling, trading, engaging in short selling of, hedging or entering into any similar transactions with respect to the Common Shares, through open market transactions or otherwise;

  seeking representation on the Board of Directors of the Issuer;

  making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, share buybacks, Certificate of Incorporation or Bylaws or other matters; or

CUSIP No.  74060M103                                    13D                                         Page 6 of 8 Pages

  taking any other actions, including engaging or participating in transactions, that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer.
Such actions may take place at any time and without prior notice. Conversely, it is possible that none of the courses of action described above will be pursued by any Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)       TCGI the sole owner of 27,000,000 shares of the Common Stock of Issuer.  Barrientos is the sole owner of 1,000,000 shares of the Common Stock of Issuer.  Pursuant to the Investors Rights Agreement between TCGI and Issuer, the Reporting Persons have a preemptive right to receive additional voting securities from the Issuer in the event the Issuer issues additional voting securities at any time during the seven year term of the Investors Rights Agreement in a number sufficient for the Reporting Person to maintain ownership of Reporting Person’s aggregate ownership percentage of 51.87% but in no event to be not less than 51%.

As of the date hereof, the Issuer has 53,978,139 Common Shares issued and outstanding.

(b)       TCGI the sole owner of 27,000,000 shares of the Common Stock of Issuer.  Barrientos is the sole owner of 1,000,000 shares of the Common Stock of Issuer  and have sole power to vote or to direct the vote and have sole power to dispose or to direct the disposition of their respectively owned shares.

Reporting Persons have no shared power to vote or to direct the vote and have no shared power to dispose or to direct the disposition of any shares of Issuer not otherwise described herein.

(c)       None

(d)       Inapplicable.

(e)       Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

All 28,000,000 Common Shares owned by Reporting Persons are subject to assignment and resale restrictions and rights to registration pursuant to the terms of the Investors Rights Agreement dated August 15, 2007 (see Exhibit 10.2 to Form 10-QSB filed by Issuer with the Commission on September 14, 2007 and incorporated herein by reference).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT     DOCUMENT

1                  Joint Filing Agreement by and among the Reporting Persons Dated September 14, 2007.

CUSIP No.  74060M103                                    13D                                         Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2007
Date

Totowa Consulting Group, Inc.

/s/ OMAR BARRIENTOS
Omar Barrientos, President

OMAR BARRIENTOS

/s/ OMAR BARRIENTOS

EXHIBIT INDEX

EXHIBIT     DOCUMENT

1                  Joint Filing Agreement by and among the Reporting Persons Dated September 14, 2007.

CUSIP No.  74060M103                                    13D                                         Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each  of them of a  Statement  on  Schedule  13D and any  amendments  to it with respect to the Common Shares, $.001 par value, of Premiere Publishing Group,  Inc. and further  agree that this Joint  Filing  Agreement  be  included as an Exhibit to those joint filings.

September 14, 2007
Date

Totowa Consulting Group, Inc.

/s/ OMAR BARRIENTOS
Omar Barrientos, President

/s/ OMAR BARRIENTOS